Exhibit 99.3

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – 2015

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBio”), for the three-month periods and years ended February 28, 2015 and February 28, 2014. This MD&A should be read in conjunction with our audited consolidated financial statements for the years ended February 28, 2015 and February 28, 2014. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the years ended February 28, 2015 and February 28, 2014 is based on the consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on May 27, 2015. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to what Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Neptune’s ability to maintain all required permits to continue operations at its production facility;
•	Neptune’s ability to generate revenue through production at its production facility;

management discussion and analysis of the financial situation and operating results

•	Neptune’s ability to maintain and develop its existing third party supply and production agreements on terms favourable to Neptune;
•	Neptune’s ability to obtain financing, on terms favourable to Neptune to implement its operating and growth strategy;
•	Neptune’s ability to recover additional insurance proceeds relating to the incident at its production plant under its various insurance policies;
•	Neptune’s ability to regain lost customers and re-establish itself in the nutraceutical market;
•
Neptune’s ability to oppose or settle notices alleging non-compliance by Québec Ministry of Sustainable Development, Environment and the Fight Against Climate Change (the “Ministry of Environment”) and the Commission de la santé et de la sécurité du travail (the “CSST”) and any other proceedings brought by other parties relating to the November 2012 incident at its former operating facility;

•
Neptune’s ability, and the ability of its distribution partners, to continue to commercialize krill oil products, including Neptune Krill Oil (“NKO®”) and to regain and maintain its market share position for krill oil products;

•	Neptune’s ability to continue to invest in product development and trials;
•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;
•	Neptune’s ability to maintain and defend its intellectual property rights in its krill oil products and in its product candidates;
•	the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;
•	the timing of the receipt of royalty payments under the terms of Neptune’s settlement agreements;
•
Neptune’s estimates of the size of the potential markets for its krill oil products and its product candidates and the rate and degree of market acceptance of its krill oil products and its product candidates;

•	the health benefits of its krill oil products and Neptune’s product candidates as compared to other products in the nutraceutical and pharmaceutical markets;
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
•	Neptune’s expectations regarding its significant impairment losses and future write-downs.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•	Performance of the production facility will be consistent with management’s expectations;
•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
•	customer demand for Neptune’s products, particularly NKO®, will be consistent with or stronger than pre-November 2012 levels;
•	Neptune’s business plan to focus on the production of its lead products, NKO® and EKO™, will not be substantially modified;
•	capital derived from future financings will be available to Neptune on terms that are favourable;
•	Neptune will be able to protect its intellectual property; and
•	Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market (the “NASDAQ”) and the Toronto Stock Exchange (the “TSX”).

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

management discussion and analysis of the financial situation and operating results

BUSINESS OVERVIEW

Production Facility Reconstruction and Operations

Operations at Neptune’s new state-of-the-art manufacturing facility, located in Sherbrooke, Quebec, Canada commenced on June 16, 2014. The production facility features robust safety measures to ensure the wellbeing of employees and state-of-the-art equipment, which allows for enhanced manufacturing practices. In addition to the plant, Neptune also recently opened a state-of-the-art laboratory, which allows for research, new product development, and quality analysis to be done in-house.

Neptune's Sherbrooke plant has a proven ability to produce at the annualized preliminary targeted capacity of 150,000 kilograms annually and meet all product label specifications. However, at that level we are seeing some product handling characteristics that are not fully in line with what all our customers expect. As a result, we are slowing the production process down to better deliver on expectations. Although this allows us to offer a superior product, it is temporarily resulting in a significant reduction in plant output and higher production costs.

A team, including third-party experts, is determining the cause of the production issue and identifying a longer-term, cost effective solution to enhance product attributes and increase output. It is not unusual for a new production facility to experience such hurdles and we are making important progress to resolve the situation as quickly as possible. Despite our present challenges, we continue to be confident in our business model and our growth prospects.

Human Resources

Neptune, along with Acasti, is currently employing 123 employees.

On April 28, 2014, Neptune announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Neptuneand began the search for a new President and Chief Executive Officer. Mr. André Godin, it’s then Chief Financial Officer, was appointed interim CEO during the interim period until the appointment of Jim Hamilton as President and Chief Executive Officer of Neptune and as a member of the Board on February 2, 2015.

On May 29, 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Corporation and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBio, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBio in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. On December 11, 2014 Neptune, Acasti and NeuroBio filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, the Corporation and its subsidiaries’ position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of this management discussion and analysis, no agreement has been reached and no provision has been recognized in the financial statements in respect of this claim. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

On February 5, 2015, Neptune announced the transition of Dr. Tina Sampalis from her role as Chief Global Strategic Officer to a consulting role as Medical Science Liaison for Neptune.

On April 29, 2015, Neptune announced the departure of Mr. André Godin as Chief Financial Officer of the Corporation. Following Mr. Godin’s departure, an executive search was initiated to fulfill his functions with Neptune.

management discussion and analysis of the financial situation and operating results

Plan of Arrangement

On January 13, 2015, in order to simplify the corporate structure, Neptune announced that it had entered into an arrangement agreement with NeuroBio providing for, among other things, the acquisition by Neptune, through a wholly-owned subsidiary, of all of the issued and outstanding shares of NeuroBio (the “Arrangement”). Each shareholder of NeuroBio received, as applicable, (i) 0.046296296 share of Neptune for each Class A share of NeuroBio held, (ii) 0.185185185 share of Neptune for each Class B share of NeuroBio held, (iii) 0.092592593 share of Neptune for each Class G share of NeuroBio held, and (iv) 0.208333333 share of Neptune for each Class H share of NeuroBio held. Holders of options, warrants or call options convertible into Class A shares of NeuroBio maintained equivalent rights to receive common shares of Neptune upon exercise, as adjusted under the Arrangement to reflect the 21.5 conversion ratio of the Class A shares of NeuroBio to Neptune common shares.

On February 12, 2015, the shareholders of NeuroBio approved a resolution authorizing the Arrangement (the “Arrangement Resolution”). The Arrangement Resolution required the approval of at least two-thirds of the votes cast by the shareholders of NeuroBio holding all classes of shares, voting separately as classes, in each case present in person or represented by proxy at the special meeting of NeuroBio shareholders. The Arrangement Resolution was approved by (i) 96.95% of the votes cast by shareholders holding class “A” shares of NeuroBio, (ii) 90% of the votes cast by shareholders holding class “B” shares of NeuroBio, (iii) 90% of the votes cast by shareholders holding class “G” shares of NeuroBio, and (iv) 90% of the votes cast by shareholders holding class “H” shares of NeuroBio.

On February 16, 2015, the Superior Court of Québec issued a final order approving the Arrangement and on February 20, 2015, Neptune announced that the plan of arrangement had been completed and that all conditions precedent to the Arrangement had been satisfied. As of the completion of the Arrangement, Neptune owns all of the issued and outstanding NeuroBio shares and NeuroBio has become a wholly-owned subsidiary of Neptune.

Patents and License Agreements

On April 24, 2014, Neptune announced that the U.S. Patent and Trademark Office (USPTO) had granted Neptune a new continuation patent (U.S. Patent No. 8,680,080) relating to the treatment of Alzheimer’s. The patent, which is the Corporation’s first specifically targeting neurological conditions, was granted for the US market and is valid until 2022. The claims focus on treating Alzheimer’s disease by administering an effective amount of a phospholipid composition, wherein the phospholipid composition comprises docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA).

On April 27, 2014, Acasti and Neptune announced that a patent infringement settlement and license agreement had been signed with Enzymotec that resolves the ITC’s investigation of infringement of Neptune’s composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors and various patent review proceedings requested by Enzymotec. As part of the settlement agreement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune’s ‘348 family of patents (US Patent No. 8,030,348 and all the continuations). Under the terms of the settlement, royalty levels in the United States were dependent on the outcome of a pending inter partes review proceedings before the USPTO regarding certain claims of Neptune’s ‘351 composition of matter patent (US Patent No. 8,278,351). Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the Australian Patent Office (APO) for a post-grant review of certain claims of Neptune’s allowed composition of matter patent application (AU2002322233). Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment.

On June 23, 2014, Neptune announced that the Australian Patent Office had granted Neptune a patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent was granted for the Australian market and is valid until 2022. The patent (No. AU2002322233) covers, regardless of the extraction process, novel omega-3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. It protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Australian market.

management discussion and analysis of the financial situation and operating results

On October 20, 2014, Neptune announced the signing of an exclusive world-wide, royalty-bearing, non-transferable, License Agreement with BlueOcean Nutrascience Inc., a Canadian company, under Neptune’s composition and extraction patents covering the production and sale of marine derived oil products containing phospholipids. The License allows BlueOcean and its shrimp joint venture affiliate to produce and sell shrimp oil products extracted from three species of North Atlantic cold water shrimp (Pandalus borealis, Pandalus montagui, and Pandalus jordani) in the nutraceutical, dietary ingredients, natural health products, functional food and food supplements markets. The medical food, drugs and drug product markets are not included. The commercial terms of the License include BlueOcean paying Neptune a minimum yearly cash royalty, and a royalty per unit of product sold. As well, an initial upfront payment was paid at closing through the issuance of BlueOcean shares. Closing of the transaction was done at arm’s length and was subject to approval of the TSX Venture Exchange. No finder’s fee was being paid in connection with this transaction.

On March 23, 2015, Neptune announced that the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351) and triggering royalty payments from Aker and Enzymotec to Neptune. On December 17, 2013 and April 27, 2014, Neptune had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US.

On May 15, 2015, Neptune filed a Complaint in the United States District Court for the Southern District of New York against Aker Biomarine AS, Aker Biomarine Antarctic USA, Inc. and Aker Biomarine Antarctic AS. Neptune is requesting a judgement against the Defendants declaring, amongst other things, that they must pay ongoing royalties on sales of Krill Oil Based Products made on or after March 23, 2015.

Under the terms of the settlement agreement with Enzymotec, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that all claims in Neptune Australian patents are patentable.

Normal Course Issuer Bid

On October 15, 2014, Neptune announced its intention to repurchase parts of its class A common shares issued and outstanding by way of a normal course issuer bid to be carried out by TD Securities Inc. through the facilities of the Toronto Stock Exchange (TSX) and Nasdaq Stock Market. In accordance with applicable Canadian and U.S. regulatory requirements and TSX rules, Neptune could repurchase up to the higher of 5% of its common shares issued and outstanding or 10% of its Public Float. On April 29, 2015, given current production issues and various strategic opportunities, the Corporation announced that it would defer any share buybacks related to his NCIB. As of the date of this publication, no shares had been repurchased by Neptune under the program.

Given current production issues, described in the Production Facility Reconstruction and Operations section under Business Overview, and various strategic opportunities Neptune has under consideration, the Corporation feels that it is prudent and in the best interest of shareholders, to defer any share buybacks related to Neptune Normal Course Issuer Bid.

management discussion and analysis of the financial situation and operating results

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia.

CaPre®
Acasti has undertaken the following three clinical trials designed to evaluate the safety, efficacy and pharmacokinetic profile of CaPre® in humans: the COLT trial, the TRIFECTA trial, and the CAP13-101 (PK) trial.

The COLT trial (a randomized, multi-center, open-label Phase 2 study) has been completed and its final results indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia, achieving significant mean triglyceride reductions above 20% after 8 weeks of treatment following both daily doses of 4.0g and 2.0g compared to the standard of care alone (mean triglyceride reduction of 7.1%). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The TRIFECTA trial (a randomized, multi-center, double-blind Phase 2 study) has been completed and positive top-line safety and efficacy results in patients with mild to severe hypertriglyceridemia were announced in September 2014. CaPre® successfully met the trial’s primary objective achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% and 38.6% following CaPre® 1.0g  and  2.0g, respectively. In addition, benefits in other key cholesterol markers were announced without deleterious effect on LDL-C (bad cholesterol) and no safety concerns. The full set of data further confirmed and supported the positive Phase II TRIFECTA results announced in September 2014.

The PK trial was completed on July 9, 2014 and its top-line results were announced on September 30, 2014. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. CaPre® demonstrated a near dose proportional increase with plasma EPA and DHA levels increasing as dose increases. The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients on low fat diets. CaPre® was safe and well tolerated, with no safety concerns.

Next Steps
Acasti is now corresponding with the FDA to determine next steps in the clinical development of CaPre®, and obtain the required authorizations to proceed with such steps, including initiating a phase III clinical trial. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s submissions and to answer specific questions on such submissions. Prior to a final response from the FDA, any exchange with them can take the form of written correspondence, discussions and potentially face-to-face meetings.

Acasti intends to conduct a phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase III clinical trial. An SPA is a declaration from the FDA that the Phase III protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase III clinical trial.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com management discussion and analysis of the financial situation and operating results

NeuroBio Inc.

NeuroBio is a wholly-owned subsidiary focused on research, development and commercialization of new marine based omega‐3 phospholipid therapies for use in the human neurological field. NeuroBio is currently in the early stages of developing novel active pharmaceutical ingredients into commercial products for the medical food and the prescription drug markets.

NeuroBio is in the early stages of developing omega-3 phospholipids medical foods and prescription drugs. NeuroBio is dedicated to the research, development and commercialization of active pharmaceutical ingredients (“APIs”) for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the FDA and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized.

The NeuroBio product portfolio includes highly concentrated phospholipids extracted and purified from different marine species, including krill, which functionalize EPA and DHA most often stabilized by potent antioxidants. NeuroBio’s potential prescription drug candidate is NKPL85.

management discussion and analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods ended February 28, 2015 and February 28, 2014 and years ended February 28, 2015, February 28, 2014 and February 28, 2013. The annual information has been derived from the audited consolidated financial statements for the years ended February 28, 2015, February 28, 2014 and February 28, 2013 and the notes thereto, prepared in accordance with IFRS as issued by IASB. The information for the three-month periods ended February 28, 2015 and February 28, 2014 has been derived from the unaudited internal financial statements for these periods.

Expressed in thousands of dollars, except per share data)
	Three-month Period Ended	Three-month Period Ended	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 28,	February 28,	February 28,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Total revenues	4,021	3,665	15,070	19,496	25,946
Adjusted EBITDA1	(9,964)	(2,711)	(32,926)	(19,111)	(5,946)
Net loss	(10,679)	(1,327)	(29,822)	(22,237)	(19,962)
Net (loss) profit attributable to the owners of the Corporation	(9,220)	192	(27,960)	(16,640)	(16,770)
Basic and diluted loss per share	(0.12)	0.00	(0.38)	(0.27)	(0.31)

Total assets	99,055	102,224	99,055	102,224	67,493
Working capital2	40,832	47,553	40,832	47,553	41,666
Total equity	72,858	65,053	72,858	65,053	56,738
Non-current financial liabilities	16,288	20,903	16,288	20,903	1,866

Key ratios (% of total revenues):
Gross margin	(126%)	20%	(53%)	13%	40%
Selling expenses	(20%)	(24%)	(20%)	(13%)	(9%)
General and administrative expenses	(71%)	(240%)	(129%)	(151%)	(60%)
Research and development expenses	(65%)	(56%)	(71%)	(42%)	(29%)
Adjusted EBITDA	(248%)	(74%)	(218%)	(98%)	(23%)
1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

RECONCILIATION OF NET LOSS TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net loss, finance income and costs, depreciation and amortization, income taxes, and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the period. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

Reconciliation of non-IFRS financial information
(Expressed in thousands of dollars)

	Three-month Period Ended	Three-month Period Ended	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 28,	February 28,	February 28,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Net loss	(10,679)	(1,327)	(29,822)	(22,237)	(19,962)
Add (deduct):
Depreciation and amortization	599	123	1,719	353	613
Finance costs1	1,015	1,065	871	1,696	401
Finance income2	(1,644)	(1,075)	(10,891)	(1,375)	(1,000)
Share-based compensation	745	2,749	4,952	12,658	7,711
Losses and costs related to plant explosion	-	1,348	-	1,348	10,091
Insurance recoveries	-	(5,594)	-	(11,554)	(6,000)
Income taxes	-	-	245	-	1,000
Investments tax credits from prior years	-	-	-	-	1,200
Adjusted EBITDA	(9,964)	(2,711)	(32,926)	(19,111)	(5,946)
1 Including change in fair value of derivatives of $491, $491 and $240 for the three-month period ended February 28, 2014, the year ended February 28, 2014 and the year ended February 28, 2013, respectively. Including change in fair value of derivatives of $681 for the three-month period ended February 28, 2015.
2 Including change in fair value of derivatives of $8,540 for the year ended February 28, 2015.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ended February 28, 2015
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Total Revenues	15,070	3,691	2,623	4,735	4,021
Adjusted EBITDA1	(32,926)	(5,772)	(12,875)	(4,315)	(9,964)
Net (loss) income	(29,822)	(4,369)	(14,848)	74	(10,679)
Net loss attributable to the owners of the Corporation	(27,960)	(4,683)	(12,724)	(1,333)	(9,220)
Basic and diluted loss per share	(0.38)	(0.06)	(0.17)	(0.02)	(0.12)

The net loss of the first quarter and the net income of the third quarter are comprised of a gain resulting from the change in fair value of the derivative warrant liability of $4,485 and $5,043, respectively. In the second and fourth quarter, the change in fair value of the derivative warrant liability was a loss of $308 and $681, respectively. The net loss of the second quarter includes incremental costs related to the plant ramp-up of $2,658, impairment on inventory of $2,063 due to the degradation of raw material and a bad debt expense of $1,246 related to one significant customer. The net loss of the fourth quarter includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material and a bad debt expense of $592.

Fiscal year ended February 28, 2014
		First		Second		Third		Fourth
	Total	Quarter		Quarter		Quarter		Quarter
	$	$		$		$		$
Total revenues	19,496	6,092		5,346		4,395		3,665
Adjusted EBITDA1	(19,111)	(3,983)		(6,055)		(6,362)		(2,711)
Net loss	(22,237)	(5,415	)2	(5,052	)3	(10,443	)4	(1,327	)5
Net loss attributable to the owners of the Corporation	(16,640)	(4,465	)2	(3,570	)3	(8,797	)4	192	5
Basic and diluted loss per share	(0.27)	(0.07)		(0.06)		(0.14)		0.00

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2	Includes insurance recoveries of $700.
3	Includes insurance recoveries of $5,000.
4	Includes insurance recoveries of $261 and impairments and costs related to the plant explosion of $449.
5	Includes insurance recoveries of $5,594 and impairments and costs related to the plant explosion of $899.

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of medical food and pharmaceutical products for cardiovascular diseases (Acasti) and the third is the development of medical food and pharmaceutical products for neurological diseases (NeuroBio).

For the year ended February 28, 2015, all revenues were generated by the nutraceutical segment, with the exception of some minor sales of Acasti’s medical food product, Onemia. The continuity of all operations of the consolidated group is presently supported by Neptune’s revenues and financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for its medical food product, Onemia®, while Phase II clinical trials for its prescription drug candidate, CaPre®, were recently completed. As for NeuroBio, operations are directed to product development in medical foods, and prescription drug products as well as pre-clinical research.

management discussion and analysis of the financial situation and operating results

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and are generating gross margins that are historically lower than those seen prior to the incident on November 8, 2012. In the case of Acasti, commercialization of its medical food product is underway and is presently not generating a significant amount of revenue. Acasti and NeuroBio have adopted similar development strategy as Neptune, which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBio products.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(expressed in thousands of dollars)

The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended February 28, 2015
(Expressed in thousands of dollars)
	Nutraceutical		Cardiovascular		Neurological	Total
	$		$		$	$
Total revenues	3,843		178		-	4,021
Adjusted EBITDA	(7,405)		(2,184)		(375)	(9,964)
Net loss	(8,647)		(1,651)		(381)	(10,679)
Total assets	78,159		19,931		965	99,055
Working capital	21,617		18,509		706	40,832

Adjusted EBITDA calculation
Net loss	(8,647)		(1,651)		(381)	(10,679)
add (deduct):
Depreciation and amortization	596		3		-	599
Finance costs	310	1	705	2	-	1,015	3
Finance income	(246)		(1,398)		-	(1,644)
Share-based compensation	582		157		6	745
Adjusted EBITDA	(7,405)		(2,184)		(375)	(9,964)
1 Including change in fair value of derivatives of ($23).
2 Including change in fair value of derivatives of $704.
3 Including change in fair value of derivatives of $681.

management discussion and analysis of the financial situation and operating results

Three-month period ended February 28, 2014
(Expressed in thousands of dollars)
Nutraceutical	Cardiovascular	Neurological	Total
$	$	$	$
Total revenues	3,465	200	-	3,665
Adjusted EBITDA	(1,456)	(977)	(278)	(2,711)
Net profit (loss)	1,308	(2,120)	(515)	(1,327)
Total assets	75,644	25,598	982	102,224
Working capital	22,258	24,483	812	47,553

Adjusted EBITDA calculation
Net profit (loss)	1,308	(2,120)	(515)	(1,327)
add (deduct):
Depreciation and amortization	121	2	-	123
Finance costs	(7	)1	1,072	2	-	1,065	3
Finance income	(306)	(769)	-	(1,075)
Share-based compensation	1,674	838	237	2,749
Losses and costs related to plant explosion	1,348	-	-	1,348
Insurance recoveries	(5,594)	-	-	(5,594)
Adjusted EBITDA	(1,456)	(977)	(278)	(2,711)
1 Including change in fair value of derivatives of ($16).
2 Including change in fair value of derivatives of $507.
3 Including change in fair value of derivatives of $491.

Year ended February 28, 2015
(Expressed in thousands of dollars)
	Nutraceutical		Cardiovascular		Neurological	Total
	$		$		$	$
Total revenues	14,799		271		-	15,070
Adjusted EBITDA	(23,258)		(8,406)		(1,262)	(32,926)
Net (loss) profit	(28,946)		768		(1,644)	(29,822)
Total assets	78,159		19,931		965	99,055
Working capital	21,617		18,509		706	40,832

Adjusted EBITDA calculation
Net (loss) profit	(28,946)		768		(1,644)	(29,822)
add (deduct):
Depreciation and amortization	1,706		13		-	1,719
Finance costs	868		3		-	871
Finance income	(147	)1	(10,744	)2	-	(10,891	)3
Share-based compensation	3,016		1,554		382	4,952
Income taxes	245		-		-	245
Adjusted EBITDA	(23,258)		(8,406)		(1,262)	(32,926)
1 Including change in fair value of derivatives of ($284).
2 Including change in fair value of derivatives of $8,824.
3 Including change in fair value of derivatives of $8,540.

management discussion and analysis of the financial situation and operating results

Year ended February 28, 2014
(Expressed in thousands of dollars)
Nutraceutical	Cardiovascular	Neurological	Total
$	$	$	$
Total revenues	18,995	501	-	19,496
Adjusted EBITDA	(12,858)	(5,356)	(897)	(19,111)
Net loss	(10,737)	(9,616)	(1,884)	(22,237)
Total assets	75,644	25,598	982	102,224
Working capital	22,258	24,483	812	47,553

Adjusted EBITDA calculation
Net loss	(10,737)	(9,616)	(1,884)	(22,237)
add (deduct):
Depreciation and amortization	347	6	-	353
Finance costs	71	1	1,625	2	-	1,696	3
Finance income	(561)	(813)	-	(1,375)
Share-based compensation	8,229	3,442	987	12,658
Losses and costs related to plant explosion	1,348	-	-	1,348
Insurance recoveries	(11,554)	-	-	(11,554)
Adjusted EBITDA	(12,858)	(5,356)	(897)	(19,111)
1 Including change in fair value of derivatives of ($16).
2 Including change in fair value of derivatives of $507.
3 Including change in fair value of derivatives of $491.

OPERATING RESULTS
(All figures in the section are expressed in thousands of dollars)

Revenue
Revenue for the fourth quarter ended February 28, 2015 amounted to $4,021, representing an increase of 10% compared to $3,665 for the three-month period ended February 28, 2014. Revenue for the year ended February 28, 2015 amounted to $15,070, representing a decrease of 23% compared to $19,496 for the year ended February 28, 2014. Revenues for the fourth quarter ended February 28, 2015 were slightly higher than last year given that Neptune restarted its plant operations in the second quarter. Revenues for the year ended February 28, 2015 were down from last year's comparative period mainly because of the drop in revenues in the first two quarters of the current fiscal year, given that Neptune's plant was still not shipping its manufactured krill oil products in the first and second quarters of the current fiscal year and that many clients had decided to wait for them to be available. Revenues from sales for the first two quarters, as well as for all of last year’s comparative periods, were entirely generated from sales of krill oil acquired by the Corporation through the non-exclusive krill oil manufacturing and supply agreement with an oil producer, and for the third and fourth quarters of the current fiscal year, revenues from sales were substantially generated from sales of NKO.

management discussion and analysis of the financial situation and operating results

Gross Margin
Gross margin is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross margin in dollars as well as a percentage of revenue for the three months and years ended February 28, 2015 and 2014:

(Expressed in thousands of dollars)	Three Months Ended February 28,	Three Months Ended February 28,	Year Ended February 28,	Year Ended February 28,
	2015	2014	2015	2014
Gross margin	(5,058)	736	(8,017)	2,522
Gross margin as % of revenue	(126%)	20%	(53%)	13%

Gross margin for the fourth quarter ended February 28, 2015 amounted to ($5,058) or (126%) of revenue compared to $736 or 20% of revenue for the same period in 2014. Gross margin for the year ended February 28, 2015 amounted to ($8,017) or (53%) of revenue compared to $2,522 or 13% of revenue for the same period in 2014. The decreases in gross margin for the three-month period and year ended February 28, 2015 compared to last year's corresponding periods were primarily due to the incremental costs related to the plant issues of $2,048 and $5,560, respectively, as well as an impairment on inventory of $4,043 and $6,106 due to the degradation of raw material for the three-month period and year ended February 28, 2015. Without these additional costs, the adjusted gross margin would have been $1,043 and $3,649 for the three-month period and year ended February 28, 2015, representing 26% and 24% of revenues, respectively.

Other income
An amount of $1,634 was recognized during the year ended February 28, 2015 (2014 - $5,499) for royalty settlement as a result of negotiations with third parties to settle infringement of the Corporation’s intellectual property cases (refer to other business update section of this document). An amount of $11,554 was recognized in February 28, 2014 for insurance recoveries.

Selling expenses
Selling expenses for the three months and years ended February 28, 2015 and February 28, 2014 and were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28,	Three Months Ended February 28,	Year Ended February 28,	Year Ended February 28,
	2015	2014	2015	2014
Selling expenses	792	877	3,069	2,491
Selling expenses as % of revenue	20%	24%	20%	13%

Selling expenses amounted to $792 or 20% of revenue in the fourth quarter ended February 28, 2015 compared to $877 or 24% of revenue for the corresponding period in 2014. Selling expenses amounted to $3,069 or 20% of revenue in the year ended February 28, 2015 compared to $2,491 or 13% of revenue for the corresponding period in 2014. The decrease in selling expenses for the three-month period ended February 28, 2015 is mostly attributable to a decrease in stock-based compensation expense of $78. The increase in selling expenses for the year ended February 28, 2015 is mainly attributable to an increase in marketing and advertising expenses of $387 and $483, respectively. These increases were mainly attributable to the implementation of the Corporation’s new selling and marketing strategy, which was started in the third quarter. The variation in selling expenses between year ended February 28, 2015 and 2014 is also explained by a decrease in stock-based compensation expense of $276.

management discussion and analysis of the financial situation and operating results

General and Administrative Expenses
G&A expenses for the three months and years ended February 28, 2015 and February 28, 2014 were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28,	Three Months Ended February 28,	Year Ended February 28,	Year Ended February 28,
	2015	2014	2015	2014
General and administrative expenses	2,838	8,801	19,513	29,508
General and administrative expenses as % of revenue	71%	240%	129%	151%

G&A expenses amounted to $2,838 or 71% of revenue in the fourth quarter ended February 28, 2015, compared to $8,801 or 240% of revenue for the corresponding period in 2014, a decrease of $5,963 compared to the corresponding period in 2014. G&A expenses amounted to $19,513 or 129% of revenue for the year ended February 28, 2015, compared to $29,508 or 151% of revenue for the corresponding period in 2014, a decrease of $9,995 compared to the corresponding period in 2014. The decrease of $5,963 in the fourth quarter ended February 28, 2015 compared to last year's corresponding quarter is mainly attributable to a decrease in stock-based compensation expense of $1,621, a decrease in legal fees of $900 and a decrease in bad debt expenses of $2,184. The decrease is also attributable to the impairment loss of property, plant and equipment of $401 recorded in last year's corresponding period as well as the reallocation of storage costs that are now recorded in the cost of sales (last year storage costs, which were not part of the Corporation’s normal production process, were recorded in the G&A and amounted to $625). The decrease of $9,995 for the year ended February 28, 2015 compared to the year ended February 28, 2014 is attributable to a decrease in stock-based compensation expense of $6,500 and a decrease in legal fees of $3,704 as well as the reallocation of the storage costs that are now recorded in the cost of sales (last year storage costs were recorded in G&A and amounted to $1,610). This decrease was partially offset by an increase in training costs of $561.

Research and Development Expenses
R&D expenses, net of tax credits, for the three months and year ended February 28, 2015 and 2014 were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28,	Three Months Ended February 28,	Year Ended February 28,	Year Ended February 28,
	2015	2014	2015	2014
Research and development expenses net of tax credits	2,621	2,064	10,631	8,144
Research and development expenses net of tax credits as % of revenue	65%	56%	71%	42%

R&D expenses amounted to $2,621 or 65% of revenue in the fourth quarter ended February 28, 2015 compared to $2,064 or 56% of revenue for the corresponding period in 2014, an increase of $557 compared to the same period in 2014. R&D expenses amounted to $10,631 or 71% of revenue for the year ended February 28, 2015 compared to $8,144 or 42% of revenue for the corresponding period in 2014, an increase of $2,487 compared to the same period in 2014. The increase of $557 in the fourth quarter ended February 28, 2015 is mainly attributable to the increase in the R&D expenses in the cardiovascular segment for an amount of $1,036, partially offset by a decrease in stock-based compensation expense of $327. The increase of $2,487 for the year ended February 28, 2015 is mainly attributable to the increase in the R&D expenses in the cardiovascular segment for an amount of $2,218, an increase in patent maintenance fees of $446, an increase in R&D expenses related to the plant issues of $591, as well as an impairment loss of intangible assets of $270. This increase is partially offset by a decrease in stock-based compensation expense of $986.

management discussion and analysis of the financial situation and operating results

Finance Income
Finance income for the three months and year ended February 28, 2015 and February 28, 2014 was as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28,	Three Months Ended February 28,	Year Ended February 28,	Year Ended February 28,
	2015	2014	2015	2014
Finance income	1,644	1,075	10,891	1,375

Finance income amounted to $1,644 in the fourth quarter ended February 28, 2015 compared to $1,075 for the corresponding period in 2014, an increase of $569 compared to the same period in 2014. Finance income amounted to $10,891 in the year ended February 28, 2015 compared to $1,375 for the corresponding period in 2014, an increase of $9,516 compared to the same period in 2014. This increase for the year ended February 28, 2015 is mainly attributable to the revaluation of the warrant liabilities related to the Acasti December 2013 public offering for which a change in fair value of $8,540 was recorded. The gain is mainly due to the year-over-year decline in Acasti’s stock price. The foreign exchange gain also increased by $551 for the fourth quarter and by $924 for the year ended February 28, 2015, attributable to the devaluation of the Canadian dollar over the US dollar mainly related to short-term investments held in US dollar.

Finance Costs
Finance costs for the three months and year ended February 28, 2015 and February 28, 2014 were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28,	Three Months Ended February 28,	Year Ended February 28,	Year Ended February 28,
	2015	2014	2015	2014
Finance costs	1,015	1,065	871	1,696

Finance costs amounted to $1,015 in the fourth quarter ended February 28, 2015 compared to $1,065 for the corresponding period in 2014, a decrease of $50 compared to the same period in 2014. Finance costs amounted to $871 in the year ended February 28, 2015 compared to $1,696 for the corresponding period in 2014, a decrease of $825 compared to the same period in 2014. The decrease for the year ended February 28, 2015 is attributable to an increase in interest charge on loans and borrowings of $783, subsidiary warrant issue costs of $1,117 in the comparative period and the revaluation of the warrant liabilities of $491 on Acasti December 2013 public offering recorded in the year ended February 28, 2014.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $7,253 for the fourth quarter ended February 28, 2015 to ($9,964) compared to ($2,711) for the fourth quarter ended February 28, 2014. Adjusted EBITDA decreased by $13,815 for the year ended February 28, 2015 to ($32,926) compared to ($19,111) for the year ended February 28, 2014. The decrease in adjusted EBITDA of $7,253 for the fourth quarter ended February 28, 2015 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant issues of $2,048 and impairment on inventory of $4,043 due to the degradation of raw material recorded in the cost of sales. The decrease is also attributable to the decrease in other income related to royalty settlements of $5,424. This lower Adjusted EBITDA is partially offset by a decrease in legal fees of $900 and in bad debt expenses of $2,184. The decrease in adjusted EBITDA of $13,815 for the year ended February 28, 2015 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant ramp-up and plant issues of $5,560 and impairment on inventory of $6,106 due to the degradation of raw material recorded in the cost of sales. The decrease in adjusted EBITDA is also related to an increase in R&D expenses in the cardiovascular segment for an amount of $2,218 and to the decrease in other income related to royalty settlements of $3,865, and an increase in training costs of $561. This decrease is partially offset by a decrease in legal fees of $3,704.

Net Loss
The Corporation realized a consolidated net loss for the fourth quarter ended February 28, 2015 of ($10,679) compared to  ($1,327) for the fourth quarter ended February 28, 2014, a decrease of $9,352 compared to the same period in 2014. The Corporation realized a consolidated net loss for the year ended February 28, 2015 of ($29,822) compared to ($22,237) for the year ended February 28, 2014, a decrease of $7,585 compared to the same period of 2014. The increase in the consolidated net loss of $9,352 for the fourth quarter ended February 28, 2015 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant issues of $2,048 and impairment on inventory of $4,043 due to the degradation of raw material recorded in the cost of sales. The decrease is also attributable to the decrease in other income related to royalty settlements of $5,424 and to insurance recoveries of $5,593. This decrease is partially offset by a decrease in general and administrative expenses of $5,963 and in loss related to the plant explosion of $1,347. The decrease in the consolidated net loss of $7,585 for the year ended February 28, 2015 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant ramp-up and plant issues of $5,560 and impairment on inventory of $6,106 due to the degradation of raw material recorded in the cost of sales. The decrease is also attributable to the decrease in other income related to royalty settlements of $3,865 and to insurance recoveries of $11,554. This decrease is partially offset by a decrease in general and administrative expenses of $9,995 and in loss related to the plant explosion of $1,347, and by the revaluation of the warrant liabilities related to the Acasti December 2013 public offering for which change in fair value of a gain of $8,540 was recorded.

management discussion and analysis of the financial situation and operating results

LIQUIDITY AND CAPITAL RESOURCES
(All figures in the section are expressed in thousands of dollars)

Operating Activities
During the year ended February 28, 2015, the operating activities generated a decrease in liquidities of $22,754, compared to a decrease of $18,214 for the corresponding year ended February 28, 2014. The decrease in the cash flows from the operating activities for the year ended February 28, 2015 is mainly attributable to the higher loss from operating activities.

Investing Activities
During the year ended February 28, 2015, the investing activities generated a decrease in liquidities of $16,080 primarily due to acquisitions of property, plant and equipment for $17,927 related to the plant reconstruction in Sherbrooke. The decrease in liquidities was offset by net proceeds of $1,894 on maturity of short-term investments.

Financing Activities
During the year ended February 28, 2015, the financing activities generated an increase in liquidities of $36,296 mainly due to the net proceeds from public offering of $29,205 and the net proceeds from private placement of $2,253, as well as the increase in loans and borrowings of $4,429.

Overall, as a result of cash flows from all activities, the Corporation decreased its cash by $2,269 for the year ended February 28, 2015.

At February 28, 2015, the Corporation’s liquidity position, consisting of cash and short-term investments, was $27,626. Of this amount, $18,382 are Acasti’s funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to Neptune.

The Corporation has no committed undrawn financing.

In March 2014, Neptune closed a public offering of 11,500,000 common shares at US$2.50 per common share for gross proceeds of US$28.75 million. Neptune intends to allocate the net proceeds from the offering as follows: (i) approximately US$10.0 million for sales, marketing and distribution of its krill oil products, (ii) approximately US$5.0 million to support one of its subsidiaries, NeuroBio, in the development and validation of its product candidates, (iii) approximately US$5.0 million to finance the start-up and ramp-up of its new production facility, (iv) approximately US$2.0 million to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties, and (v) the balance for general corporate and other working capital purposes. The Corporation had to reallocate a part of the use of proceeds in order to cover the Corporation’s burn rate due to the important reduction in the gross margin.

On April 4, 2014, Neptune closed a private placement of CAD$2,503,320 of common shares of Neptune at a price of CAD$2.76 per share, resulting in a total of 907,000 shares being issued. The shares were all qualified under the Quebec Stock Savings Plan II and were issued to The Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc., which respectively acquired 725,000 and 182,000 shares. A commission of 6% of the gross proceeds of the private placement was paid to Euro Pacific Canada Inc. Neptune intends to allocate the proceeds from the private placement for general corporate and working capital purposes.

In the previous fiscal year ended February 28, 2013, Neptune closed a public offering of US$34.1 million from which the proceeds were intended to be used in the following ways: approximately US$10 million for sales, marketing and krill inventory purchases for NKO® and EKO™, approximately US$8 million to support Acasti in the development and validation of CaPre® and other product candidates, and to support NeuroBio in the development and validation of its product candidates, approximately US$6 million to fund the expansion of its Sherbrooke plant that was intended to increase Neptune’s annual production capacity to 500,000 kilograms of krill oil, approximately US$4 million to fund product development, clinical trials and regulatory affairs of Neptune (including management and protection of its intellectual property portfolio), and the balance for general corporate and other working capital purposes. Following the November 8, 2012 incident at Neptune's Sherbrooke plant, the Corporation had to reallocate the use of proceeds in order to cover the Corporation's burn rate due to the important reduction in the gross margin as well as building up a frozen krill inventory for the plant restart. In addition, the proceeds from that offering were also allocated to the intellectual property defense and International Trade Commission (ITC) settlement with all parties involved in the litigation, as well as investment in equipment needed for the reconstruction of the new plant.

management discussion and analysis of the financial situation and operating results

The nutraceutical business is currently operating with negative cash flows from operations and the Corporation, in aggregate, had negative cash flows from operating activities in fiscal 2015 of $22.8 million.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the resolution of production issues at the Corporation’s plant in order to achieve plant output in a cost effective manner, within the timeframe expected by management.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiaries to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
(All figures in the section are expressed in thousands of dollars)

Derivatives over the Corporation’s own equity in the amount of $2,282 at February 28, 2015 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

In addition, approximately $578 of advance payments at February 28, 2015 may be refundable in the next year if the Corporation fails to meet certain development milestones which has been excluded in the table below.

The following are the contractual maturities of financial liabilities and other contracts as at February 28, 2015:

						February 28, 2015
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$7,615	$7,615	$7,615	$–	$–	$–
Loans and borrowings*	14,547	18,525	1,413	8,915	7,497	700
Research and development contracts	–	4,242	2,991	1,251	–	–
Operating leases	–	2,956	641	781	677	857
Other agreements	–	701	701	–	–	–
	$22,162	$34,039	$13,361	$10,947	$8,174	$1,557
*Includes interest payments to be made at the contractual rate.

management discussion and analysis of the financial situation and operating results

The Corporation has no off balance sheet arrangements as at February 28, 2015, except for the following commitments.

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2016 to September 30, 2022. Minimum lease payments for the next five years are $632 in 2016, $433 in 2017, $331 in 2018, $331 in 2019, $331 in 2020 and $855 thereafter.

The Corporation also has other operating leases expiring at different dates from July 31, 2017 to July 13, 2020. Minimum lease payments under these other operating leases for the next five years are $9 in 2016, $9 in 2017, $8 in 2018, $8 in 2019, $7 in 2020 and $2 thereafter.

Under the terms of an agreement entered into with a corporation controlled by Henri Harland, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the year ended February 28, 2015, total royalties included in operating expenses amounted to $175 (2014 - $437). As at February 28, 2015, the balance due to this corporation under this agreement amounts to $175 (February 28, 2014 - $574). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

As at February 28, 2015, the Corporation signed agreements amounting to $550 with various suppliers with respect to the plant expansion. As at February 28, 2015, the Corporation also signed consulting agreements amounting to $151 with various consultants.

In the normal course of business, the Corporation has signed agreements amounting to $412 with various partners and suppliers for them to execute research projects and to provide consulting services.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $10,562, of which an amount of $6,299 has been paid to date. As at February 28, 2015, an amount of $432 is included in “Trade and other payables” in relation to these projects.

Contingencies:

Refer to Human Resources section of Business Overview of this document.

On December 15, 2014, Neptune was served with eleven (11) notices of offence issued by the Director of Penal and Criminal Prosecutions (Quebec) in connection with violations to the Quebec Environment Quality Act (CQLR, c. Q-2) for fines totaling approximately $360. These alleged offenses are linked to the incident of November 8, 2012 and subject to challenge. On January 13, 2015, Neptune entered a plea of “not guilty” on 10 of the 11 notices and entered a plea of “guilty but contesting the amount of the fine” on 1 of the 11 notices. No trial date has been set. As at February 28, 2015, an amount of approximately $16 is included in “trade and other payables” in the consolidated statements of financial position.

management discussion and analysis of the financial situation and operating results

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. Although the outcome of these pending cases as at February 28, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

SUBSEQUENT EVENTS

Refer to Other business update following year end section of Business Overview of this document.

FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at February 28, 2015 compared to February 28, 2014 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments
Cash	(2,269)	Refer to ‘’liquidity and capital resources’’
Short-term investments	347	Proceeds for public and private offerings offset by maturity of investments
Trade and other receivables	(10,767)	Receipt of royalty settlement payment and insurance recoveries receivable
Tax credits receivable	539	Additional tax credits on equipment acquisitions and eligible expenses
Prepaid expenses	(657)	Share issue costs for Neptune’s financing Included in February 28, 2014 position
Inventories	(214)	Production related to plant re-opening and impairment on inventory of raw material
Property, plant and equipment	9,837	Costs related to plant reconstruction net of grant applied and depreciation
Trade and other payables	(7,225)	Payments to suppliers related to plant reconstruction
Loans and borrowings	4,448	Reception of last installments of IQ loan and of refundable contribution from a federal program
Derivative warrant liability	(8,540)	Change in fair value of warrants

See the statement of changes in equity for details of changes to the equity accounts from February 28, 2014.

PRIMARY FINANCIAL RATIOS

	February 28,	February 28,	February 28,
	2015	2014	2013
Working Capital Ratio (current assets / current liabilities)1	5.32	4.02	5.71
1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

The Corporation’s working capital ratio increased at February 28, 2015 compared to February 28, 2014 mainly due to the March 2014 Public Offering.

management discussion and analysis of the financial situation and operating results

RELATED PARTY TRANSACTIONS
(expressed in thousands of dollars)

Transaction with key management personnel:

For the year ended February 28, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to $50 (nil in 2014). As at February 28, 2015, the balance due to this corporation amounts to $50 (nil as at February 28, 2014). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

Refer to note 27 of the audited consolidated financial statements for related party disclosures related to key management personnel compensation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the years ended February 28, 2015 and 2014, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended February 28, 2015 and 2014.

USE OF ESTIMATES AND JUDGMENT

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business;

•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation;
•	Determining that the Corporation has de facto control over its subsidiary Acasti;
•	Assessing the criteria for recognition of tax assets and investment tax credits.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities and stock-based compensation;
•	Collectability of trade receivable;

management discussion and analysis of the financial situation and operating results

•
Valuation of inventories. The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted of product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required;

•	Estimating the recoverable amount of non-financial assets when an indication of impairment is identified.

Derivative warrant liabilities
The warrants forming part of the units issued from the prior year’s public offering of Acasti are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Share-based compensation
The Corporation has a share-based compensation plan, which is described in note 18 to the consolidated annual financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general option holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures the compensation based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Non-financial assets
The Corporation assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication of impairment exists, the Corporation estimates the asset’s recoverable amount which requires the use of judgment. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. In determining fair value less costs to sell, an appropriate valuation model is used. Differences in estimates could affect whether non-financial assets are in fact impaired and the dollar amount of that impairment.

Collectibility of trade receivables
The Corporation is required to make an assessment of whether trade receivables are collectible. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

management discussion and analysis of the financial situation and operating results

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

New standards and interpretations adopted in 2015:

Levies:
IFRIC Interpretation 21 – Levies provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. A levy is an outflow of resources embodying economic benefits that is imposed by governments on entities in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes and fines or other penalties imposed for breaches of the legislation. The interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. IFRIC 21 adoption did not have a significant impact on the Corporation’s consolidated interim financial statements.

New standards and interpretations not yet adopted:

Financial instruments:
IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Revenue:
On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (“CEO”) and person who performs similar functions as a Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures

Management of Neptune, including the CEO and CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective as of February 28, 2015.

management discussion and analysis of the financial situation and operating results

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of February 28, 2015, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

Changes in internal control over financial reporting (ICFR)

There have been no changes in the Corporation’s ICFR during the quarter ended February 28, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risk that the Corporation may not maintain all required permits to operate its production facility;
•	the risks related to the Corporation’s needs for additional funding;
•	the risk that Neptune may not recover all of the insurance proceeds it has claimed;
•	the risk that new claims or lawsuits relating to the plant explosion may be brought against Neptune;
•	the risk that Neptune may be unable to restore or grow its customer base;
•	the risk that Neptune is reliant on a limited number of distributors and significant concentration of accounts receivables;
•	the risks related to the fact that Neptune has suffered significant impairment losses and its assets may be subject to future write-downs;
•	the risk that Neptune may lose its control of Acasti;
•	the risks related to Neptune’s history of net losses and inability to achieve profitability to date;
•	the risk that NKO® and EKO™ may not be successfully commercialized;
•	the risks related to changes in regulatory requirements and interpretations of regulatory requirements;
•	the risks related to Neptune’s reliance on third parties for the supply of raw materials;
•	the risk that Neptune may be unable to manage its growth efficiently;
•	the risk that Neptune may be unable to further penetrate core or new markets;
•	the risk that Neptune may be unable to attract and retain skilled labor;
•	the risk that Neptune may be unable to attract, hire and retain key management and personnel;
•	the risk related to the success of current and future clinical trials by Neptune and its subsidiaries;
•	the risk that Neptune may be unable to achieve its publicly announced milestones on time or at all;
•	the risks related to product liability lawsuits that could be brought against Neptune and its subsidiaries;
•	the risks related to intense competition from other companies in the pharmaceutical and nutraceutical industry;
•	the risk that Neptune may be unable secure and defend its intellectual property rights; and
•	the risks related to the fact that the Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

management discussion and analysis of the financial situation and operating results

FINANCIAL INSTRUMENTS
(All figures in the section are expressed in thousands of dollars)

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

Credit risk:
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2015, the Corporation had thirty trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 76% (five customers represented 68% as at February 28, 2014) of total trade accounts included in trade and other receivables as at February 28, 2015.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems. The allowance for doubtful accounts is mainly for customer accounts over 121 days past due that are not expected to be collected. During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $1,838 (2014 – $2,193) related to one significant customer, for which total trade receivable due at February 28, 2015 is $4,590 is now fully provided for (2014 – $4,365). In order to recover the money owed to it, Neptune initiated arbitration against this customer in August 2014 in which it claimed the sum of approximately US$3.7 million. In response, the customer asserted in its counterclaim that Neptune owes them at least US$40 million in damages. Neptune intends to pursue its claim and adamantly dispute this customer’s counterclaim which management believes to be frivolous. No hearing dates have been set.

management discussion and analysis of the financial situation and operating results

Currency risk:
The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 54% of the Corporation’s revenues are in US dollars, 22% are in Euros, and 21% are in AUD dollars. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 28, 2015 and 2014.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25 of the consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

Derivatives over the Corporation’s own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at May 27, 2015, the total number of common shares issued by the Corporation and outstanding is 75,351,123 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 1,229,930 Neptune warrants, 5,092,898 Neptune options and 26,875 Neptune restrictive share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 4,973,500 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 20,016,542 warrants (including 592,500 warrants owned by the Corporation), 4,213,750 options and 181,000 restrictive share units outstanding at this date. Each warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti.